Exhibit 9.4

CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) is entered into as of April 17, 2008, by and between GenMed Holding Corp., a Nevada corporation (the “Company”), and Total Look BV (“Consultant”).

WHEREAS, the Company desires to enter into strategic relationships, and/or enter into distribution relationships, and to secure valuable sales agreements to assist the Company in its sales of its generic pharmaceutical products (the “Company Objectives”);

WHEREAS, the Company recognizes that the Consultant can contribute to finding, analyzing, structuring and negotiating sales and marketing agreements, alliances and other desirable projects, including the Company Objectives, which contribution is of great value to the Company and its shareholders;

WHEREAS, the Company believes it to be important both to the future prosperity of the Company Objectives and to the Company’s general interest to retain Consultant, on a non-exclusive basis, and have Consultant available to the Company for consulting services in the manner and subject to the terms, covenants, and conditions set forth herein;

WHEREAS, in order to accomplish the foregoing, the Company and Consultant desire to enter into this Agreement, effective as of April 17, 2008, to provide certain assurances as set forth herein.

NOW THEREFORE, in view of the foregoing and in consideration of the premises and mutual representations, warranties, covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.
Retention. The Company hereby retains the Consultant during the Consulting Period (as defined in Section 2 below), and Consultant hereby agrees to be so retained by the Company, all subject to the terms and provisions of this Agreement.

2.
Consulting Period. The Consulting Period shall commence on April 17, 2008 and terminate no earlier than April 17, 2011. After April 17, 2011, either party may terminate this agreement upon at least 90 days prior written notice.

3.
Duties of Consultant. During the Consulting Period, the Consultant shall use its reasonable and best efforts to perform those actions and responsibilities necessary to assist the Company with achieving the Company Objectives, as instructed by the Company from time to time, including (i) identifying, analyzing, structuring and/or negotiating sales, marketing, distribution and other agreements relating to the sale of the Company’s products, (ii) assist the Company in its sales and marketing strategies, (iii) assist the Company in the implementation of its business plan and marketing plans, (iv) assist the Company in the negotiation, documentation and closing of strategic alliances, and agreements for the sale of the Company’s products, in each case as requested by the Company (the “Services”). If the Company, in its sole and absolute discretion, determines to undertake one or more transactions described above, the Company shall use its best efforts to provide all necessary support required in order to properly service such customers. Consultant shall render such Services diligently and to the best of its ability. The Company may engage such other consultants, investment bankers or other advisers with respect to the activities set forth in the immediately preceding sentence as the Company shall deem appropriate in its sole and absolute discretion, and Consultant shall not be entitled to any fees or commissions arising out of the activities of such other consultants, investment bankers or other advisors.

4.
Other Activities of Consultant. The Company recognizes that Consultant shall perform and be compensated for only those services that are reasonably required to accomplish the goals and objectives set forth herein, and that Consultant shall provide services to other businesses and entities other than the Company. Consultant shall be free to directly or indirectly own, manage, operate, join, purchase, organize or take preparatory steps for the organization of, build, control, finance, acquire, lease or invest or participate in the ownership, management, operation, control or financing of, or be connected as an officer, director, employee, partner, principal, manager, agent, representative, associate, consultant, investor, advisor or otherwise with (collectively, be “Affiliated” with), any business or enterprise, or permit its name or any part thereof to be used in connection with any business or enterprise, engaged in any businesses, provided however, that Consultant shall not become Affiliated with any business that competes with the Company, or otherwise engages in the pharmaceutical industry, during the term of this agreement and for one year following its termination. Consultant shall not be deemed to be a fiduciary of the Company, or to have any fiduciary duties whatsoever to the Company. The Consultant may provide consulting services to, or be affiliated with, or participate with, any third party who does business with, or invests in or lends to the Company, and there shall be no fiduciary obligation on the part of the Consultant.

5.	Compensation. In consideration for Consultant entering into this Agreement and the Services provided hereunder, the Company shall compensate Consultant as follows:

a.
Retainer. The Company shall pay to Consultant the sum of Forty Thousand Dollars ($40,000) upon execution of this Agreement. The Company shall pay to Consultant a monthly retainer in the amount of Twenty Thousand Dollars ($20,000) per month, due and payable on the first day of each month commencing May 1, 2008.

b.	Percentage of Sales:

i.
Up to 2.1 Million Euros. The Company shall pay to Consultant an amount equal to Two and One-Half Percent (2.5%) of the total revenues actually received by the Company, until such time as the Consultant has received a total of Three Million Dollars ($3,000,000) in compensation under this Paragraph 5(b)(i). Such fee shall be paid in cash, as and when revenues are received by the Company, for all sales of the Company’s products and any other revenues, regardless of the source of such revenues and regardless of whether or not Consultant identified, introduced or otherwise assisted the Company in obtaining or earning such revenues.

ii.
Excess. Once the Consultant has received total compensation of Three Million Dollars ($3,000,000) under Paragraph 5(b)(i) above, the Company shall pay to Consultant an amount equal to One Percent (1%) of the gross revenues actually received by the Company after such time. Such fee shall be paid in cash, as and when revenues are received by the Company, for all sales of the Company’s products or any other source.

iii.	Survival. The compensation set forth in this Section 5(b) shall survive the termination of this Agreement for a period of seven years from the date of such termination.

c.
Expenses. The Company shall pay all reasonable expenses incurred during the Consulting Period by the Consultant for business purposes related to or in furtherance of the goals and objectives of the Company and/or the provision of the Services (collectively, “Company Purposes”), including, without limitation, expenses incurred with respect to the Consultant’s travel (including first class travel for flights of greater than two hour duration), meals, entertainment, lodging and other customary and reasonable expenses for Company Purposes. The Company shall pay such expenses directly, or, upon submission of bills, receipts and/or vouchers by the Consultant, by direct reimbursement to the Consultant.

6.
Termination. Subject to the cure provisions contained herein, the Company may terminate the Consulting Period upon written notice for Cause at any time. Cause shall mean that during the Consulting Period, the Consultant engaged in gross and willful misconduct that is materially and significantly injurious to the Company, and, after written notice of such conduct, Consultant has failed to cure such gross and willful misconduct within 30 days.

7.
Notice. Any notice required, permitted or desired to be given pursuant to any of the provisions of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered in person or sent by certified mail, return receipt requested, postage and fees prepaid, or by national overnight delivery prepaid service to the parties at their addresses set forth below. Any party hereto may at any time and from time to time hereafter change the address to which notice shall be sent hereunder by notice to the other party given under this paragraph. The addresses of the parties shall be such addresses as may be given by either party from time to time, and the address of the Company shall be such address as appears on the most recent report or filing filed by the Company with the Securities and Exchange Commission as of the date of such notice.

8.
Waiver. No course of dealing nor any delay on the part of either party in exercising any rights hereunder will operate as a waiver of any rights of such party. No waiver of any default or breach of this Agreement or application of any term, covenant or provision hereof shall be deemed a continuing waiver or a waiver of any other breach or default or the waiver of any other application of any term, covenant or provision.

9.
Definition of “Reasonable and Best Efforts.” Reasonable and best efforts shall not include the payment of any non-reimbursable out-of-pocket costs or other payments by Consultant. Consultant shall not guarantee, make any representation concerning (which representation would survive the closing of any escrow or other transaction) or warrant (i) the condition, performance, value, or suitability of any of the Company’s products; (ii) the validity or authorization of any of the Company’s products; (iii) the market value of any of the Company’s products; (iv) the ability to sell or resell any of the Company’s products; (vi) that Consultant will find or present any transactions to the Company; or (vii) the covenants, representations or warranties of any party to any agreement with the Company.

10.
Successors; Binding Agreements. Prior to the effectiveness of any succession (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, or the sale of all or a controlling interest in the capital stock of the Company, the Company will require the successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had occurred. As used in this Agreement, “Company” shall mean the Company as defined above and any successor to its business and/or assets.

11.	Survival of Terms. Notwithstanding the termination of this Agreement for whatever reason, the provisions hereof shall survive such termination, unless the context requires otherwise.

12.
Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Any signature by facsimile shall be valid and binding as if an original signature were delivered.

13.	Captions. The caption headings in this Agreement are for convenience of reference only and are not intended and shall not be construed as having any substantive effect.

14.
Governing Law. This Agreement shall be governed, interpreted and construed in accordance with the laws of the state of California applicable to agreements entered into and to be performed entirely therein.

15.
Arbitration. Any controversy, claim, or counterclaim arising from this agreement shall be submitted to and decided by final and binding arbitration by a single arbitrator administered in Santa Monica, California by the American Arbitration Association under its commercial rules.

a.
Within 15 days after the commencement of any arbitration, the parties to the dispute shall each select names from a list of retired judges of the California Superior Court, or any higher California court, provided by the American Arbitration Association, and list such proposed arbitrators in order of preference, and submit such list to the American Arbitration Association, which shall then appoint one arbitrator based on such submissions. The arbitrator shall have the discretion to order a prehearing exchange of information by the parties, including without limitation, production of requested documents, exchange of summaries of testimony of proposed witnesses, and examination by deposition of the parties.

b.
The arbitration shall generally be administered in accordance with the American Arbitration Association=s Commercial Arbitration Rules. The provisions of Sections 1282.6, 1283, and 1283.05 of the California Code of Civil Procedure apply to the arbitration. The arbitrator shall have the authority to award any remedy or relief that a court of the State of California could order or grant, including, without limitation, specific performance of any obligation created under this Agreement, the issuance of an injunction, or the imposition of sanctions for abuse or frustration of the arbitration process. The arbitrator, however, will have no authority to award punitive damages, and each party hereby irrevocably waives any right to recover such damages with respect to any issue resolved by arbitration, and the arbitrator may not, in any event, either make any ruling, finding or award that does not conform to the terms and conditions of this Agreement, or alter, amend, modify or change any of the terms of this Agreement. The arbitrator=s decision shall be rendered within 30 days after the conclusion of the arbitration hearing, and the arbitrator shall make findings of fact and shall set forth the reasons and legal bases for the decision. Such arbitrator=s decision shall be final and binding on the parties and a judgment upon the decision rendered may be entered in any court having jurisdiction thereof.

c.
THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS SHALL INSTEAD BE RESOLVED BY BINDING ARBITRATION AS PROVIDED HEREIN.

16.	Attorneys’ Fees, Costs and Expenses. All parties shall bear their own expenses and attorney’s fees in the preparation, negotiation and execution of this Agreement.

17.
Entire Agreement/Modifications. This Agreement, along with the attached Indemnification Agreement, which is incorporated herein by this reference, constitutes the entire agreement between the parties and supersedes all prior understandings and agreements, whether oral or written, regarding Consultant’s retention by the Company; provided, however, that all fees previously earned and/or paid to Consultant under prior agreements shall be deemed earned, and shall be in addition to any fees payable hereunder. This Agreement shall not be altered or modified except in writing, duly executed by the parties hereto.

18.
Warranty. The Company and Consultant each hereby warrant and agree that each is free to enter into this Agreement, that the parties signing below are duly authorized and directed to execute this agreement, and that this Agreement is a valid, binding and enforceable against the parties hereto.

19.
Severability. If any term, covenant or provision, or any part thereof, is found by any court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, the same shall not affect the remainder of such term, covenant or provision, any other terms, covenants or provisions or any subsequent application of such term, covenant or provision which shall be given the maximum effect possible without regard to the invalid, illegal or unenforceable term, covenant or provision, or portion thereof. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto intend that there shall be added as part of this Agreement a term, covenant or provision as similar in terms to such invalid, illegal or unenforceable term, covenant of provision, or part thereof, as may be possible and be valid, legal and enforceable.

IN WITNESS HEREOF, the parties hereto have duly executed and delivered this Agreement as of the day and year first above written.

GenMed Holding Corp.	TOTAL LOOK BV
a Nevada Corporation

By: /s/ Roy Piceni	/s/ G.M.W. Hibma
Name: Roy Piceni Title:	G.M.W. HIBMA

INDEMNIFICATION AGREEMENT

This Indemnification Agreement is a part of and is incorporated into that Consulting Agreement between the parties hereto (together, the “Agreement”) by and between GenMed Holding Corp., a Nevada corporation (the “Company”), and Total Look BV (“Total Look”).

The Company agrees to indemnify and hold harmless Total Look BV, its affiliates, directors, officers, agents and employees, including, without limitation, any person or entity that provides consulting or other services to the Company (Total Look BV and each such entity or person, is referred to herein as an “Indemnified Person”) from and against any losses, claims, damages, judgments, assessments, costs and other liabilities (collectively, “Liabilities”), and will reimburse each Indemnified Person for all fees and expenses (including the reasonable fees and expenses of counsel) (collectively, “Expenses”) as they are incurred in investigating, preparing, pursuing or defending any claim, action, proceeding or investigation, whether or not in connection with pending or threatened litigation and whether or not any Indemnified Person is a party (collectively, “Actions”), (i) caused by, or arising out of or in connection with, any untrue statement or alleged untrue statement of a material fact contained in the any written document furnished to Total Look BV or its representatives or affiliates, or any filing with the Securities and Exchange Commission (including any amendments thereof and supplements thereto) or any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) otherwise arising out of, related to or in connection with advice or services rendered or to be rendered by an Indemnified Person pursuant to the Agreement or otherwise, any transaction entered into by the Company and any Indemnified Person’s actions or inactions in connection with any such advice, services or transactions; provided that, in the case of clause (ii) only, the Company will not be responsible for any Liabilities or Expenses of any Indemnified Person that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted solely from an Indemnified Person’s gross negligence or willful misconduct in connection with any of the advice, actions, inactions or other services referred to in the Agreement. The Company also agrees to reimburse such Indemnified Person for all Expenses as they are incurred in connection with enforcing such Indemnified Person’s indemnification rights under this Agreement.

Upon receipt by an Indemnified Person of actual notice of an Action against such Indemnified Person or otherwise with respect to which indemnity may be sought under this Agreement, such indemnified Person shall promptly notify the Company in writing; provided that failure so to notify the Company shall not relieve the Company from any liability which the Company or any other person may have on account of this indemnity or otherwise, except and only to the extent the Company shall have been materially prejudiced by such failure. The Company shall not be liable for any settlement of any Action effected without its written consent (which shall not be unreasonably withheld). In addition, the Company and its shareholders will not, without prior written consent of Total Look BV, settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Action in respect of which indemnification or contribution may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Person from all liabilities arising out of such Action.

In the event that the foregoing indemnity is not available to an Indemnified Person in accordance with this Agreement pursuant to the requirements of applicable law, the Company shall contribute to the Liabilities and Expenses paid or payable by such Indemnified Person in such proportion as is appropriate to reflect (i) the relative benefits to the Company and its shareholders, on the one hand, and to the Indemnified Persons, on the other hand, of the matters contemplated by this Agreement, or (ii) if the allocation provided by the immediately preceding clause is not permitted by the applicable law, not only such relative benefits but also the relative fault of the Company and/or its shareholders, on the one hand, and the Indemnified Persons, on the other hand, in connection with the matters as to which such Liabilities or Expenses relate, as well as any other relevant equitable considerations, provided that, subject to the third paragraph of this Indemnification Agreement, in no event shall the Company contribute less than the amount necessary to ensure that all Indemnified Persons, in the aggregate, are not liable for any Liabilities and Expenses in excess of the amount of fees actually paid to or received by or contemplated to be paid to or received by Total Look BV pursuant to this Agreement. For purposes of this paragraph, the relative benefits to the Company and its shareholders, on the one hand, and to Total Look BV, on the other hand, of the matters contemplated by the Agreement, shall be deemed to be in the same proportion as (a) the total value paid to or received by or contemplated to be paid to or received by the Company, in the transaction or transactions that are within the scope of the Agreement, whether or not any such transaction is consummated, including any increase in the value of securities held by the shareholders of the Company, bears to (b) the fees paid to or received by or contemplated to be paid to or received by Total Look BV in the transaction or transactions that are within the scope of the Agreement, whether or not any such transaction is consummated.

The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its shareholders for or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated hereby or any Indemnified Person’s actions or inactions in connection with any such advice, services or transactions except for Liabilities and Expenses of the Company that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted solely from such Indemnified Person’s gross negligence or willful misconduct in connection with any such advice, actions, inactions or services.

Any party that proposes to assert the right to be indemnified under this Indemnification Agreement shall promptly, after receipt of notice of any applicable claim, action, proceeding or litigation, notify the proposed indemnifying party of the commencement of such claim, action, proceeding or litigation. Indemnification shall be limited for any party who shall fail to give notice as provided in the preceding sentence to the extent the indemnifying party was prejudiced by the failure to give such notice. An indemnifying party shall be entitled to participate in and to assume the defense of such claim, action, proceeding or litigation, with counsel reasonably satisfactory to such indemnified party, and after giving notice thereof, the indemnifying party shall not be liable to such indemnified party for any fees of other counsel or any other expenses with respect to the defense of such matter after the date of such notice, unless the indemnified party shall have reasonably concluded that there may be a conflict of interest between the indemnifying party and the indemnified party in the conduct of the defense of such matter (in which case the indemnifying party shall reimburse the indemnified party for the reasonable fees and expenses of one counsel).

The reimbursement, indemnity and contribution obligations set forth herein shall apply to any modification of this Agreement (unless and to the extent that such obligations are specifically modified thereby) and shall remain in full force and effect regardless of any termination of, or the completion of any Indemnified Person’s services under or in connection with, this Agreement.

IN WITNESS WHEREOF, this Indemnification Agreement is executed as of April 17, 2008.

Total Look BV

/s/ G.M.W. Hibma

G.M.W. HIBMA

GenMed Holding Corp.
a Nevada Corporation

By:  /s/ Roy Piceni

Name:
Title: CEO